

November 14, 2013

Via E-mail
Eric P. McCrady
Chief Executive Officer
Sundance Energy Australia Limited
633 17th Street
Suite 1950
Denver, CO 80202

      **Re: Sundance Energy Australia Limited
            Draft Registration Statement on Form F-1
            Submitted October 18, 2013
            CIK No. 1326089**

Dear Mr. McCrady:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted October 18, 2013

General

1.   We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, supply the partnership agreement, and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments. Also please provide updated information regarding the status of your listing application with The NASDAQ Global Select Market,

promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

2.   As soon as practicable, please furnish to us a statement as to whether the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections, or ensure that FINRA calls us for that purpose.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.   Please revise your filing to comply with Staff Accounting Bulletin Topic 11:E regarding the ordering of your financial information.

Prospectus Cover Page

5.   Please remove the reference to "Joint Book-Running Managers" since this information is not required by Item 501 and is not key to an investment decision. We do not object to this information on the back cover.

Summary Reserve and Operations Data, page 17

Estimated Proved Reserves, page 17

6.   The disclosure on page 17 and elsewhere on page 85 states the estimates of your net proved reserves are based on the reserve reports prepared by Netherland, Sewell & Associates, Inc. in accordance with the rules and regulations of the Securities and Exchange Commission. However, we note the reserves report filed as Exhibit 99.2 for the period ending June 30, 2011 states the estimates contained therein were prepared in accordance with the definitions and guidelines set forth in the 2007 Petroleum Resources Management System (PRMS) approved by the Society of Petroleum Engineers (SPE). Please note Item 1201 of Regulation S-K requires the disclosure of reserves estimates prepared in accordance with the definitions set forth in Rule 4-10(a) of Regulation S-X.

Please obtain and file a revised reserves report for the period ending June 30, 2011. Also amend the disclosure presented throughout the registration statement relating to the period ending June 30, 2011 to incorporate the revised reserves information.

7.   The disclosure on page 17 and elsewhere on page 85 states the reserve reports prepared
        by Netherland, Sewell & Associates, Inc. are filed as exhibits to the registration
        statement; however the reserve report for the period ending June 30, 2012 has not been
        filed as an exhibit. Please refer to Item 1202(a)(8) of Regulation S-K and obtain and file
        the third party report as referenced.

8.   On page 17 and elsewhere on pages 18, 87 and 88, you disclose estimates of proved
        reserves, production volumes and average sales prices for "natural gas and liquids."
        Please clarify for us the product types represented by the term "natural gas and liquids."

        If your disclosure represents the quantities of wet gas sold as a single sales product,
        please amend your disclosure to refer to natural gas as the product type.

        If your disclosure represents a combination of two separate sales products, natural gas
        and natural gas liquids, please refer to Item 1202(a)(2) and Item 1204 of Regulation S-K
        and revise your disclosure to provide separate disclosure by product type. In this regard,
        the staff considers natural gas liquids to be a separate product type.

Risk Factors, page 19

9.   As part of the risk factor on page 23 entitled "Certain of our undeveloped leasehold
        acreage is subject to leases expiring over the next several years …" you disclose that a
        significant percentage of your net undeveloped acreage will expire over the next two
        years. Please tell us the extent to which you have assigned any proved undeveloped
        reserves to locations which are currently scheduled to be drilled after lease expiration. If
        your proved undeveloped reserves include any such locations, please expand your
        disclosure here or in an appropriate section elsewhere within the registration statement to
        explain the steps which would be necessary to extend the time to the expiration of such
        leases.

10.   We note the content of the risk factor on page 36 entitled "As a foreign private issuer, we
        are permitted and expect to follow certain home country corporate governance practices
        …." Please ensure that you discuss each home country corporate governance practice
        you intend to follow. In this regard, we also note your disclosure under "Exemptions
        from Certain NASDAQ Corporate Governance Rules" on page 120.

11.   In the risk factor entitled "We could be classified as a 'passive foreign investment
        company' …" on page 38, you define PFIC to mean "private foreign investment
        company." If you intended to refer to "passive" rather than "private," please revise
        appropriately.

Use of Proceeds, page 43

12.   Please provide a brief discussion of your "development program" or a cross-reference to
        the explanation you provide in your properties disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
53

Overview, page 53

13.   We note your statement that over the past few years, you have shifted your focus to being
        "a high working-interest operator." Please explain this statement in light of the fact that
        you had a 34% average working interest in your properties as of and for the six-month
        period ended June 30, 2013. Also, please clarify what measure, e.g. developed acreage,
        proved drilling locations, estimated proved reserves on a volume basis, or average daily
        net production, your 34% average working interest represents.

How We Conduct Our Business and Evaluate Our Operations, page 54

Lease Operating and Production Expenses, page 56

14.   As described, it is not clear whether you combine lease operating and production
        expenses or account for them separately. Please revise your disclosure to make this
        clarification. Also, consider adding a definition of the term(s) to your glossary at
        Appendix A.

Business, page 77

Our Competitive Strengths, page 83

Operating control over the majority of our asset portfolio, page 83

15.   We note your disclosure highlighting the fact that as of and for the six month period
        ended June 30, 2013 you operated a majority of your developed acreage, proved drilling
        locations, estimated proved reserves on a volume basis, and average daily net production.
        Because you quantify each asset or production measure that you operate and because
        operation of the properties may imply that you possess comparable working interests in
        the properties, please also quantify your average working interest for each measure
        disclosed.

Our Operations, page 85

Proved Undeveloped Reserves, page 85

16.   On page 85 you disclose an increase in your proved undeveloped reserves as of June 30, 2012 due to the addition of "unproved locations." Please advise or revise your disclosure to clarify that this addition is due to the addition of new proved undeveloped locations.

17.   Please refer to Item 1203(c) of Regulation S-K and expand your disclosure to include the capital expenditures associated with the conversion of proved undeveloped reserves to proved developed reserves.

Employees, page 100

18.   Please provide, if possible, a breakdown of persons employed by main category of activity and geographic location. If you employ a significant number of temporary employees, then please disclose an average of the number for the most recent fiscal year. Please refer to Item 6.D. of Form 20-F.

Directors and Senior Management, page 102

19.   If required to be reported by your home country practices, please disclose the date of birth or age of your directors and senior management. Refer to Item 6.A.3 of Form 20-F.

Principal Shareholders, page 111

20.   Please state the number of record holders in the United States and the corresponding percentage of the outstanding shares held in the United States. See Item 7.A.2 of Form 20-F.

Description of Share Capital, page 114

21.   Please revise your disclosure under this heading as follows:

- Include the disclosure required by Item 10.B.9 of Form 20-F and ensure that it is appropriately referenced as necessary in the risk factor entitled "Our Constitution and Australian laws and regulations …" on page 40.
- Delete your qualification by reference to your Constitution in your disclosure under "Our Constitution," page 115. A summary by its nature is not complete, but it must include a discussion of all material information as necessary.
- Make clear, under "Voting Rights," page 116, whether shareholders have the option of voting by proxy or electronically.

Pre-release of ADSs, page 127

22.   Please make clear the limit you have set for the amount of ADSs that may be outstanding at any time. Please also make clear how and to what extent the depositary may disregard the limit you have set for the amount of ADSs that may be outstanding at any time. Additionally, considering the U.S. Treasury's concerns about pre-release transactions, please ensure you have included any appropriate discussion in your "Taxation" section as necessary so investors may know the risks involved or possible tax consequences associated with pre-release transactions and the extent that such risks may be applicable to them in this offering.

Underwriting (Conflicts of Interest), page 140

23.   Please provide the address of the underwriters. Refer to Item 9.B.1 of Form 20-F.

Change in Certifying Accountant, page 149

24.   We note your disclosure regarding the resignation of Grant Thornton South Australian Partnership in November 2012. However, the report of independent registered public accounting firm for the fiscal 2012 and fiscal 2011 financial statements is signed by Grant Thornton LLP, Denver, Colorado. Please correct this apparent inconsistency, or provide further clarification regarding the change in auditors. We also note the discussion within the 'Experts' section on page 148 appears to refer to Grant Thornton LLP and Grant Thornton South Australian Partnership interchangeably. Revise this disclosure to be consistent as well.

Enforceability of Civil Liabilities, page 149

25.   Please revise your disclosure to make clear the extent that shareholders may originate actions in Australia. See Rule 101(g)(1)(iv) of Regulation S-K. Additionally, consider including a risk factor related to your disclosure under this heading.

Glossary of Selected Oil and Natural Gas Terms, page A-1

26.   Please clarify for us how your definition of "development costs" is consistent with Rule 4-10(a)(7) of Regulation S-K or revise your definition accordingly.

Sundance Energy Australia Limited

Consolidated Financial Statements for December 31, 2012 and the Six-Month Period Then
Ended

Note 1 – Statement of Significant Accounting Policies

c) Exploration and Evaluation Expenditure, page F-28

27.   Please expand your accounting policy to specify which expenditures are recognized as
        exploration and evaluation assets. Refer to paragraphs 9 and 23 of IFRS 6 for guidance.
        Please similarly expand your development assets accounting policy to specify the types
        of costs that are recognized as development assets.

t) Adoption of New and Revised Accounting Standards, page F-34

28.   As your financial statements are prepared and audited in conformity with International
        Financial Reporting Standards as issued by the International Accounting Standards Board
        (IASB), please revise to discuss new and revised accounting standards issued by the
        IASB rather than Australian Accounting Standards and Interpretations. Please revise
        applicable disclosures elsewhere in the document as necessary.

Note 33 – Unaudited Supplemental Oil and Gas Disclosures, page F-63

29.   We note the reserves report filed as Exhibit 99.3 for the period ending December 31,
        2012 discloses that it constitutes all of the proved reserves owned by the Company;
        however, the disclosure on page F-63 and elsewhere on pages F-111 and F-153 states
        Netherland, Sewell and Associates, Inc. (NSAI) reviewed greater than 80% of the total
        future net revenue discounted at 10% attributable to the total interests owned by the
        Company. Please clarify for us what additional proved reserves or other assets owned by
        the Company at December 31, 2012 have not been addressed in the reserves report
        prepared by NSAI.

30.   Please amend the disclosure on page F-63 to reference each of the periods presented on
        page F-64 for which Netherland, Sewell & Associates, Inc. (NSAI) prepared a reserve
        report.

31.   Please expand your disclosure of the changes in net quantities of proved reserves on page
        F-64 and elsewhere on pages F-112 and F-154 to include an explanation of the significant
        changes to comply with the requirements set forth in FASB ASC paragraph 932-235-50-
        5.

32.   Please advise or revise the future development costs used in calculating the standardized
        measure of discounted future net cash flows disclosed on pages F-65 and elsewhere on

pages F-113 and F-155 to incorporate the costs of abandoning the properties including such costs relating to your future proved undeveloped locations. Please refer to the guidance provided by the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

<u>Consolidated Financial Statements for June 30, 2012 and 2011 and the Years Then Ended</u>

<u>Note 31 – Unaudited Supplemental Oil and Gas Disclosures, page F-111</u>

33.   Please amend the disclosure on page F-111 to reference each of the periods presented on page F-112 for which Netherland, Sewell & Associates, Inc. (NSAI) prepared a reserve report.

34.   We also note the proved reserves presented for the period ending June 30, 2010 appear to correspond to those contained in the reserves report filed as Exhibit 99.2 which states the estimates contained therein were prepared in accordance with the definitions and guidelines set forth in the 2007 Petroleum Resources Management System (PRMS) approved by the Society of Petroleum Engineers (SPE).

        Please note the reserve estimates incorporated in the disclosures under FASB ASC paragraph 932-235-50-5 must comply with the definition of proved reserves set forth in FASB ASC paragraph 932-235-20 and Rule 4-10(a)(26) of Regulation S-X. Please obtain and file a revised reserves report for the period ending June 30, 2010. Also amend the disclosure presented throughout the registration statement relating to the period ending June 30, 2010 to incorporate the revised reserves information.

<u>Armadillo Petroleum Ltd (Formerly Texon Petroleum Ltd)</u>

<u>Consolidated Financial Statements for December 31, 2012 and the Year Then Ended</u>

<u>Note 31 – Unaudited Supplemental Oil and Gas Disclosures, page F-153</u>

35.   Please amend the disclosure on page F-153 to refer to the reserve reports prepared by Netherland, Sewell & Associates, Inc. relating to the proved reserves for each period presented on page F-154.

36.   We also note reserve reports for the periods ending December 31, 2010 and December 31, 2011 have not been filed as exhibits to the registration statement. Furthermore, we note the reserve report as of December 31, 2012, filed as Exhibit 99.3, was prepared to the interests of Sundance Energy, Inc. rather than to the interests of Armadillo Petroleum Ltd. Please refer to Item 1202(a)(8) of Regulation S-K and obtain and file the third party reports attributable to the interests of Armadillo Petroleum Ltd for each of the periods disclosed on page F-154.

Exhibit Index

37.   We note that you identify Exhibits 8.1 and 8.2 as opinions concerning "certain" tax
        matters. Please revise to indicate that these are opinions concerning material tax matters.

Exhibits 99.1 - 99.4

38.   Please obtain and file revised reserves reports which address each of the disclosure
        requirements set forth under Items 1202(a)(8)(i-x) of Regulation S-K.

39.   We additionally note that each of the reserve reports refers to additional supplemental
        information not included in the report such as summary projections contained in Table 1
        through V and one-line summaries of basic data, reserves and economics by lease. Please
        obtain and file revised reserves reports to include the referenced supplemental
        information. Alternatively, remove these references if you do not intend to include this
        supplemental information in the exhibits.

40.   Furthermore, each of the reserve reports discloses information relating to probable or
        probable and possible reserves not included in the registration statement. Please obtain
        and file revised reserve reports excluding the disclosure of reserves information not also
        included in the registration statement. Alternatively, refer to Item 1202(a) of Regulation
        S-K and amend the registration statement to present the optional disclosure of
        information relating to your probable and possible reserves.

Closing Comments

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in
accordance with our December 1, 2011 policy
(http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you
intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the
correspondence you submit on EDGAR, please properly mark that information in each of your
confidential submissions to us so we do not repeat or refer to that information in our comment
letters to you.

        You may contact Michael Fay, Staff Accountant, at (202) 551-3812, or Mark
Wojciechowski, Staff Accountant, at (202) 551-3759, if you have questions regarding comments
on the financial statements and related matters. You may contact John Hodgin, Petroleum
Engineer, at (202) 551- 3699, with questions about engineering comments. Please contact Paul

Monsour, Staff Attorney, at (202) 551-3360, or Norman von Holtzendorff, Staff Attorney, at (202) 551-3237, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. William D. Davis II